October 17, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Nicholas P. Panos, Esq.

Re:	SS&C Technologies, Inc.
Amendment No. 1 to Schedule 13E-3 filed September 30, 2005
File No. 005-4869

Revised Preliminary Proxy Statement on Schedule 14A filed September 30, 2005
File No. 000-28430
Ladies and Gentlemen:
     On behalf of SS&C Technologies, Inc. (“SS&C” or the “Company”), submitted herewith for filing is Amendment No. 2 to the Preliminary Proxy Statement referenced above (“Amendment No. 2”) and Amendment No. 2 to the Rule 13E-3 Transaction Statement referenced above (the “Schedule 13E-3 Amendment” and, together with Amendment No. 2, the “Amendments”).
     The Amendments are being filed in response to comments contained in the letter dated October 13, 2005 (the “Letter”) from Nicholas P. Panos, Esq. of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to William C. Stone of the Company. The comments and the responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter and are based in all respects on information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. In addition, the Amendments contain disclosure of certain updated information.
Revised Preliminary Proxy Statement on Schedule 14A
Summary Term Sheet
Voting Agreement, Contribution and Subscription Agreement..., page 6
1.	We note your revised disclosure regarding Mr. Stone’s current intention to reduce the number of shares he intends to contribute pursuant to the contribution and subscription

Securities and Exchange Commission
October 17, 2005

agreement dated July 28, 2005 to 3,921,958 shares. Please disclose the circumstances precipitating and reasons for Mr. Stone’s decision to reduce the shares he intends to contribute. Please also advise us of the basis for such a reduction in light of his contractual obligations under the contribution and subscription agreement.

Response:	The Company has revised the above-referenced disclosure in response to the Staff’s comment. The revised disclosure is set forth on page 6 of Amendment No. 2 and notes, among other things, that Sunshine Acquisition Corporation agreed to allow Mr. Stone to reduce his equity contribution in light of Mr. Stone’s intention to refrain from exercising any of his outstanding Company options.
Special Factors
Background of the Merger, page 16
2.	We note your disclosure in the fifth paragraph of page 20 regarding certain remaining terms to be negotiated and your subsequent disclosure regarding the disposition of such negotiations. It does not appear, however, that disclosure has been provided with respect to the final disposition on the independent committee’s proposal to delete the financing contingency proposed by Carlyle. Please revise.

Response:	The Company has revised the above-referenced disclosure in response to the Staff’s comment. The revised disclosure is set forth on page 21 of Amendment No. 2.
3.	With respect to your disclosure of the amendment to the merger agreement on page 22, please elaborate on the circumstances resulting in and reasons for the amendment.

Response:	The Company has added additional disclosure in response to the Staff’s comment. The additional disclosure is set forth on pages 22 and 23 of Amendment No. 2.
Reasons for the Merger..., page 22
4.	We note your revised disclosure on page 26 in response to comment no. 14 in our letter dated September 23, 2005. Your revised disclosure states that the independent committee relied on the analyses of SunTrust Robinson Humphrey which did not include an analysis of book or liquidation value. As stated in our comment, however, assessing book value, going concern value and liquidation value are generally relevant in determining the fairness of the consideration offered in a going private transaction. Please disclose whether the independent committee assessed the book and liquidation value of the company by SunTrust Robinson Humphrey or otherwise, and, if not, please explain why they are not relevant in the context of this transaction. Please see Instruction 2 to

Securities and Exchange Commission
October 17, 2005

Item 1014 of Regulation M-A and Question and Answer Nos. 20 and 21 in Release No. 34-17719 for additional guidance.

Response:	The Company has revised the above-referenced disclosure in response to the Staff’s comment. The revised disclosure is set forth on pages 26 and 27 of Amendment No. 2.
5.	We note your response to comment no. 15 in our letter dated September 23, 2005 and your revised disclosure stating that the independent committee “relied on, but did not adopt, SunTrust Robinson Humphrey’s analyses and conclusions.” We understand, however, that your board and the other filing persons have adopted the analyses made and conclusions reached by your independent committee. Item 8 of Schedule 13E-3 requires a discussion of the material factors upon which a belief as to fairness is based. If one filing person relied upon the analysis of another party, such as a financial advisor or independent committee, that filing person must expressly adopt the analyses, as well as the conclusion, of the other party or independently produce their own analyses to support their fairness determination. Please see Question and Answer No. 20 in Release No. 34-17719 for additional guidance.

Response:	The Company has revised the above-referenced disclosure in response to the Staff’s comment. The revised disclosure is set forth on page 26 of Amendment No. 2.
6.	We note your revised disclosure on page 25 in response to comment no. 17 in our letter dated September 23, 2005. Please explain why your independent committee did not believe that some the values generated by the discounted cash flow analysis or your price on any single date to be a countervailing factor.

Response:	The Company has revised the above-referenced disclosure in response to the Staff’s comment. The revised disclosure is set forth on page 26 of Amendment No. 2.

Opinion of Financial Advisor to the Independent Committee, page 26
7.	With respect to your discussion of the discounted cash flow analysis, please disclose how the range of weighted average cost of capital and terminal value multiples were determined for use.

Response:	The Company has revised the above-referenced disclosure in response to the Staff’s comment. The revised disclosure is set forth on page 32 of Amendment No. 2.

Securities and Exchange Commission
October 17, 2005

Purposes, Reasons and Plans for SS&C After the Merger, page 36
8.	We note your revised disclosure on page 37 in response to comment no. 25 in our letter dated September 23, 2005. To the extent possible, please quantify the costs associated with having publicly traded equity securities.

Response:	The Company has added additional disclosure in response to the Staff’s comment. The additional disclosure is set forth on page 38 of Amendment No. 2.
Certain Projections, page 49
9.	Please provide disclosure with respect to your budget plan for 2005. In addition, please explain to us why the numbers set forth in the projection materials you have provided differs from the projection numbers you disclose.

Response:	In response to the Staff’s comment no. 27 in its letter dated September 23, 2005, the Company, pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended (the “Rule 12b-4 Letter”), supplementally provided the Staff with copies of its budget plan for fiscal year 2005 (the “2005 budget”). In the Rule 12b-4 Letter, the Company respectfully requested that the 2005 budget be treated as confidential information. The 2005 budget contains detailed product and operating material that the management of the Company believes should be kept confidential for competitive reasons. The Company believes that the projections disclosed in the “Certain Projections” section of Amendment No. 2 provide investors with adequate information about the Company’s projected operations.

The financial projections disclosed in the “Certain Projections” section differ from the supplemental materials provided to the Staff because the 2005 budget was developed in late 2004 by the Company’s management and reflected its view of the Company’s financial performance for fiscal 2005. During the course of fiscal 2005, the Company periodically revised its operating plan based on management’s most current view of its business, including the inclusion of acquisitions that were not originally contemplated in the 2005 budget. The presentation to the independent committee of the Company’s board of directors dated July 28, 2005, which was filed as exhibit (c)(4) to the Schedule 13E-3 filed with the Securities and Exchange Commission on August 25, 2005, reconciles the differences between the 2005 budget and the Company’s current plan, and those projections are disclosed in Amendment No. 2.

Securities and Exchange Commission
October 17, 2005

Solicitation of Proxies, page 56
10.	We note your response to comment no. 8 in our letter dated September 23, 2005 and your revised disclosure stating that “other electronic means” includes facsimile. If “other electronic means” refers exclusively to facsimile, please clarify your disclosure to state so. Otherwise, please elaborate on what “other electronic means” encompasses.

Response:	The Company has revised the above-referenced disclosure in response to the Staff’s comment. The revised disclosure is set forth on page 57 of Amendment No. 2.
     The Company respectfully requests the Staff’s prompt review of the Amendments. In order to hold a special meeting of stockholders on Tuesday, November 22, 2005, the Company would like to file a definitive proxy statement on Wednesday, October 19, 2005 and begin mailing to its stockholders no later than Friday, October 21, 2005. Please telephone the undersigned (617-526-6062) or Nicole G. Fitzpatrick (617-526-6488) of this office with any questions concerning these filings.
Best regards,
/s/ James R. Burke
James R. Burke